October 11, 2018

Leslie Ball
Chief Executive Officer and Director
GSRX INDUSTRIES INC.
Building No. 3, P.E. 606, int. Jose Efron Ave.
Dorado, Puerto Rico 00646

       Re: GSRX INDUSTRIES INC.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed April 17, 2018
           Form 10-Q for Fiscal Quarter Ended June 30, 2018
           Filed July 12, 2018
           File No. 333-141929

Dear Ms. Ball:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Consolidated Balance Sheets, page F-2

1. Please tell us your consideration of disclosing your accounting policies related to licenses acquired during the year and providing the disclosures required by ASC 350-30-50.
Consolidated Statement of Changes in Stockholders' Equity, page F-4

2. We note you report a net loss for the year ended December 31, 2016; however, the statements of operations do not reflect any profit or loss activity for the 2016 fiscal year.
       In addition, we note the decreases in additional paid-in capital and retained deficit during the year ended December 31, 2016 related to the recapitalization disclosed in Note 1 to the
 Leslie Ball
FirstName LastNameLeslie Ball
GSRX INDUSTRIES INC.
Comapany NameGSRX INDUSTRIES INC.
October 11, 2018
October 11, 2018 Page 2
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FirstName LastName
         financial statements. We understand that the net loss represents the net loss of Cyberspace
         Vita, Inc. for the year ended December 31, 2016 and the decreases in additional paid-in capital and retained deficit represents the common stock and additional paid-in capital and accumulated deficit, respectively, of Cyberspace Vita, Inc. as of May 11, 2017. If our
         understanding is incorrect, please tell us what these transactions represent. If our understanding is correct, please revise to reflect the recapitalization transaction as of May
         11, 2017, the date of the share exchange transaction. Note that if Cyberspace Vita, Inc.
         had a negative equity position, the amount of the net liability should be charged directly to accumulated deficit.
Notes to Consolidated Financial Statements
1. Nature of Operations, page F-6

3. We note that you have acquired all of the legal rights, permits, licenses, leasing contracts and assets of pre-qualified medical cannabis dispensaries pursuant to three FPAs and reference Note 6. We are unable to locate any disclosures related to the FPAs in Note 6 or elsewhere. Please tell us and disclose the assets acquired and the purchase prices of the assets. Please also tell us how you accounted for the assets acquired and the basis in
         GAAP for your accounting citing relevant authoritative literature.
3. Equity, page F-8

4. We note that you extinguished debt in the amount of $510,652 plus accrued interest of
         $129,265 by issuing 1.6 million shares at $1,600 par value to Fountainhead, a related party. Please tell us whether you applied extinguishment accounting, and if so, please explain to us how you determined the reacquisition price of the debt. Please refer to ASC
         470-50-40-2 and 40-3.
Form 10-Q for Fiscal Quarter Ended June 30, 2018

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies, page 8

5. Since the consolidated balance sheet at June 30, 2018 includes accounts receivable, inventory, furniture, fixtures and equipment, building and leasehold improvements and patents not previously reflected in the consolidated balance sheets please disclose your accounting policies for such assets, including useful lives and depreciation and amortization methods. Please refer to ASC 235-10-50-2. In addition, it does not appear that you have begun to amortize the cost of intangible assets during the six months ended
         June 30, 2018. Please advise.
6. Please disclose the types of expenses included in the costs of goods sold and general and administrative line items.
 Leslie Ball
FirstName LastNameLeslie Ball
GSRX INDUSTRIES INC.
Comapany NameGSRX INDUSTRIES INC.
October 11, 2018
October 11, 2018 Page 3
Page 3
FirstName LastName
3. Equity, page 11

7. Please disclose the effects of changes in your ownership interest in Spirulinex, LLC,
         Sunset Connect Oakland, LLC and Green Spirit Mendocino, LLC.
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Puerto Rico Operations, page 17

8. We note your disclosure that you completed the construction of you first medical cannabis dispensary and commenced operations on March 28, 2018 after receiving the requisite operating license from the DHPR. We also note that you completed construction of the
         Carolina and Heto Rey locations and began operations on June 1, 2018. Please disclose whether or not the DHPR issued operating licenses to the Carolina and Heto Rey dispensary locations.
Critical Accounting Policies, page 20

9. We note that you acquired significant property and equipment, patents and additional licenses and commenced operations during the six months ended June 30, 2018 and it appears that estimates and assumptions involved in the application of GAAP for the period may have a material impact on reported financial condition and operating performance. As such, please tell us your consideration of providing disclosure about those critical accounting estimates when the nature of the estimates is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material. Please refer to Commission
         Guidance Regarding Management's Discussion and Analysis of Financial Condition and
         Results of Operations, SEC Release No. 34-48960.
Results of Operations, page 21

10. Please describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on revenues or income from continuing operations. Please refer to Item 303(a)(3)(ii) of Regulation S-X.
Liquidity and Capital Resources, page 21

11. Please revise to identify known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that you have taken or propose to take to remedy the deficiency. Please refer to Item 303(a)(1) of Regulation S-K.
12. Please describe material commitments for capital expenditures as of June 30, 2018, and indicate the general purpose of such commitments and the anticipated source of funds
 Leslie Ball
GSRX INDUSTRIES INC.
October 11, 2018
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      needed to fulfill such commitments. Please also indicate any expected material changes in the mix and relative cost of such resources.
13. Given the substantial increases long-lived assets at June 30, 2018 compared to December
      31, 2017, please include a discussion of the nature of significant expenditures for buildings and leasehold improvements, licences, patents and other assets, including capitalized amounts during the interim period.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 with any questions.



                                                          Sincerely,
FirstName LastNameLeslie Ball
                                                          Division of
Corporation Finance
Comapany NameGSRX INDUSTRIES INC.
                                                          Office of Consumer
Products
October 11, 2018 Page 4
cc:       Tom Ginerich
FirstName LastName